Robert M. Kurucza 202.346.4515 RKurucza@goodwinprocter.com	Goodwin Procter LLP Counselors at Law 901 New York Avenue NW Washington, DC 20001 T: 202.346.4000 F: 202.346.4444

November 25, 2009

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Columbia Funds Series Trust III
Initial Registration Statement on Form N-1A; 811-22357

Ladies and Gentlemen:

In connection with the registration of Columbia Funds Series Trust III (the “Trust”) as an investment company under the Investment Company Act of 1940, as amended (the “1940 Act”) and its registration of securities under the Securities Act of 1933 (the “1933 Act”), we are transmitting herewith on EDGAR for filing the Trust’s initial registration statement on Form N-1A, including certain exhibits.

No fees are required in connection with this filing. Please contact the undersigned at the number set forth above if you have any questions or comments regarding the attached registration statement.

Very truly yours,

/s/ Robert M. Kurucza
Robert M. Kurucza